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                                                                      Exhibit 23


                                        For further information, please contact:

                                                       Ralph Kessler
                                                       Senior Vice President
                                                       TI Group Inc.
                                                       Telephone: (212) 319-3101

                       TI GROUP ANNOUNCEMENT RE: WALBRO


LONDON, ENGLAND, UK, MAY 24, 1999 - TI Group PLC announced today that the initial investigation period with respect to its notification to the European Commission for the proposed acquisition by TI Automotive Systems, Inc., an indirect wholly owned subsidiary of TI Group plc, of all of the outstanding shares of Walbro Corporation, at $20 net per share in cash pursuant to a tender offer and merger, is set to expire at midnight, Brussels time, on June 15, 1999, unless earlier terminated by the European Commission. The European Commission's approval for TI Automotive Systems to proceed with the proposed acquisition will be deemed to have been granted if the European Commission does not initiate a second phase investigation or refer the matter to the national authority of a European Union member prior to the expiration of the initial investigation period.

Innisfree M&A Incorporated is acting as the Information Agent for the tender offer.